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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2
TO
SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

MDI ENTERTAINMENT, INC.
(Name of Subject Company)

MDI ENTERTAINMENT, INC.
(Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

55268S109
(CUSIP Number of Class of Securities)

Steven M. Saferin
Chief Executive Officer and President
MDI Entertainment, Inc.
201 Ann Street
Hartford, Connecticut 06103
(860) 527-5359
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies to:

Kenneth R. Koch, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Chrysler Center
666 Third Avenue
New York, NY 10017
(212) 935-3000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission by MDI Entertainment, Inc. on November 26, 2002, as amended by Amendment No. 1 to Schedule 14D-9 filed on December 13, 2002. Except as otherwise indicated, the information set forth in the Schedule 14D-9, as amended, remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation

        Item 4 is amended and supplemented by deleting the fourth paragraph of the subsection entitled "Reasons for the Board's Recommendations; Factors Considered" and inserting the following in its place:

        In the view of the Board, these provisions were significant in ensuring that Purchaser would not take any inappropriate actions with respect to the Company's rights and obligations under the Merger Agreement because of its ownership of Company stock and its control of the Board after the consummation of the Offer. The Board has not currently determined which Independent Directors of the Company will be retained subsequent to the consummation of the Offer. Although the Board will consult with Parent in connection with such determination, the ultimate determination will be made by S. David Fineman, Robert J. Wussler and Todd P. Leavitt, each of whom is an Independent Director of the Company.

        Item 4 is further amended and supplemented by adding the following paragraph after the fifty-fifth paragraph and before the final paragraph of the subsection entitled "Background of the Offer and the Merger":

        In response to further comments received by the Parent from the SEC, the Parent, the Purchaser and the Company executed the Second Amendment to Agreement and Plan of Merger on December 20, 2002 (the "Second Merger Agreement Amendment"). The Second Merger Agreement Amendment further amended language related to the Offer Conditions (Appendix I of the Merger Agreement) and also amended language in the definition of "Company Material Adverse Effect" in the Merger Agreement.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MDI ENTERTAINMENT, INC.
By:	/s/ STEVEN M. SAFERIN Name: Steven M. Saferin Title: President and Chief Executive Officer

Dated: December 20, 2002

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  Item 4. The Solicitation or Recommendation
SIGNATURE